

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 30, 2015

Via E-mail
Ms. Chu Pi Yun
Chief Financial Officer
Omphalos, Corp.
Unit 2, 15 Fl.,
83, Nankan Rd. Sec. 1
Luchu Taoyuan County
Taiwan

>   **Re: Omphalos, Corp.**
>   **Form 10-K for the Year Ended December 31, 2014**
>   **Filed March 25, 2015**
>   **File No. 000-32341**

Dear Ms.Yun:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Item 9A. Controls and Procedures

1.   Please revise future filings to clearly state the framework used for your assessment of internal control over financial reporting by clarifying whether you utilized the original COSO framework (the "1992 Framework") or the 2013 updated COSO framework. Refer to Item 308(a)(2) of Regulation S-K.

Financial Statements

Note 3. Other Intangible Assets

2.   We note that you recorded significantly higher amortization expense for the year ended December 31, 2013. Please address the following:

- Describe to us the circumstances that led to this increase in amortization expense in that year, and as applicable in future filings, revise this note and MD&A to explain similar material changes.

- Confirm that in future filings you will provide all the disclosures required by ASC 350-30-50-2 as of and for each period for which a statement of financial position is presented.

- If you recorded an impairment charge in fiscal 2013, please provide us with a description of the impaired intangible asset, the facts and circumstances leading to the impairment, the amount of the impairment loss, and the method for determining fair value.

- Confirm to us that in future filings you will comply fully with the disclosure requirements of ASC 350-30-50-3 when you record impairment charges.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Lynn Dicker for

Kevin Kuhar
Accounting Branch Chief
Office of Electronics and Machinery